UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

AIR TRANSPORT SERVICES GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00922R105

(CUSIP Number)

Red Mountain Capital Partners LLC Attn: Willem Mesdag 10100 Santa Monica Boulevard, Suite 925 Los Angeles, California 90067 Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 2 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,437,730 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 9,437,730 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,437,730 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 3 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners II, L.P. 20-4117535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,261,582 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 6,261,582 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,261,582 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 4 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners III, L.P. 20-5329858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,176,148 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,176,148 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,176,148 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 5 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,437,730 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 9,437,730 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,437,730 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 6 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,437,730 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 9,437,730 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,437,730 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 7 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,437,730 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 9,437,730 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,437,730 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 8 OF 12 PAGES

This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on September 24, 2007, Amendment No. 2 thereto, filed with the SEC on February 7, 2008, Amendment No. 3 thereto, filed with the SEC on December 3, 2008, Amendment No. 4 thereto, filed with the SEC on January 6, 2009, Amendment No. 5 thereto, filed with the SEC on February 3, 2009, Amendment No. 6 thereto, filed with the SEC on May 26, 2009, and Amendment No. 7 thereto, filed with the SEC on June 1, 2009 (together, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III”), (iv) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (v) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (vi) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Air Transport Services Group, Inc., a Delaware corporation (“ATSG”), formerly known as ABX Holdings, Inc. and ABX Air, Inc. RMCP LLC, RMCP II, RMCP III and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 8) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended to include the following information:

Mark Genender (and his principal occupation) is Partner of Red Mountain. Mr. Genender does not control any Reporting Person. Information regarding Mr. Genender is being included in this Schedule 13D only for purposes of complying with General Instruction C to Schedule 13D. Mr. Genender is a U.S. citizen.

The principal business address of Mr. Genender is, 10100 Santa Monica Boulevard, Suite 925, Los Angeles, California 90067.

During the last five years, Mr. Genender has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)	RMCP II beneficially owns, in the aggregate, 6,261,582 shares of Common Stock, which represent approximately 9.8% of the outstanding Common Stock. (1) RMCP II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 6,261,582 shares of Common Stock.

RMCP III beneficially owns, in the aggregate, 3,176,148 shares of Common Stock, which represent approximately 5.0% of the outstanding Common Stock. RMCP III has the sole power to

(1)

All calculations of percentage ownership in this Schedule 13D are based on approximately 64,069,154 shares of Common Stock estimated to be issued and outstanding as of August 3, 2011, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2011, which was filed by ATSG with the SEC on August 3, 2011.

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 9 OF 12 PAGES

vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 3,176,148 shares of Common Stock.

The shares of Common Stock beneficially owned by RMCP II and RMCP III, when aggregated together, total 9,437,730 shares, which represent approximately 14.7% of the outstanding Common Stock.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMCP II and RMCP III, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP II and RMCP III.

Each of RMCP LLC, RMCP II, RMCP III and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, each of Mr. Teets and Mr. Genender disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

Item 5(c) of this Schedule 13D is hereby amended to add the following information:

(c)	The following table lists all transactions in Common Stock effected during the past sixty days by RMCP II. All such transactions were effected on the open market.

Shares of Common Stock Purchased	Average Price per Share	Date of Purchase
345,800	$4.8664	8/25/2011
300,400	$5.2710	8/26/2011
409,300	$5.5120	8/29/2011

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 10 OF 12 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2011

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS III, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 11 OF 12 PAGES

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 12 OF 12 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1

Joint Filing Agreement, dated as of November 20, 2006, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 20, 2006).

2	Letter, dated as of September 24, 2007, from Red Mountain Capital Partners LLC to the board of directors of ABX Air, Inc. (incorporated by reference to Exhibit 2 to the Amendment No. 1 to this Schedule 13D filed by the Reporting Persons with the SEC on September 24, 2007).

3	Confidentiality and Standstill Agreement, dated as of February 6, 2008, by and between ABX Holdings, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 3 to the Amendment No. 2 to this Schedule 13D filed by the Reporting Persons with the SEC on February 7, 2008).

4

Confidentiality and Standstill Agreement, dated as of February 2, 2009, by and between Air Transport Services Group, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 4 to the Amendment No. 5 to this Schedule 13D filed by the Reporting Persons with the SEC on February 3, 2009).